NEWS RELEASE
REPLICEL LIFE SCIENCES INC. ANNOUNCES APPLICATION FOR A
MANAGEMENT CEASE TRADE ORDER
VANCOUVER, BC, CANADA – May 3, 2022 – RepliCel Life Sciences Inc. (OTCPK: REPCF) (TSXV: RP) (FRA:P6P2) (“RepliCel” or the “Company”), a company developing novel, next-generation injection technologies as well as regenerative medicine products in aesthetics and orthopedics, announces that it will not be able to file its annual financial statements, management’s discussion and analysis and the required certifications (the “Annual Filings”) on or before the prescribed filing deadline of May 2, 2022 (the “Annual Filing Deadline”) as required by National Instrument 51-102, Continuous Disclosure Obligations (“NI 51-102”) and NI 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings, respectively.
The Annual Filings were not filed on or before the Annual Filing Deadline primarily due to the complexity of three strategic agreements entered into by the Company with Mainpointe Pharmaceuticals, LLC in 2021.  The Company is working diligently with its auditors to determine the appropriate accounting treatment and disclosures for these agreements.
The Company has filed an application to the British Columbia Securities Commission to approve a temporary management cease trade order (“MCTO”) under National Policy 12-203 – Management Cease Trade Orders (“NP 12-203”), which, if granted, will prohibit trading in securities of the Company by certain insiders of the Company, whether direct or indirect. The Company is seeking the MCTO as it is unable to file it Annual Filings within the deadline as required under NI 51-102.
The Company anticipates that it expects to file the Annual Filings on or about May 31, 2022. The MCTO will be in effect until the Annual Filings are filed. The Company confirms that it will comply with the alternative information guidelines included in NP 12-203 so long as the Annual Filings are outstanding.
For more information, please contact:
Lee Buckler, CEO and President
604-248-8693
info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Cautionary Statement Regarding Forward-Looking Statements
This news release includes certain “forward-looking statements” under applicable Canadian securities legislation that are not historical facts. Forward-looking statements involve risks, uncertainties, and other factors that could cause actual results, performance, prospects, and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements made in this news release include, but are not limited, to: the Company’s expectation that the Annual Filings will be made by May 31, 2022. Although the Company believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements including that: the Company may not be able to file the Annual Filings by May 31, 2022 and any additional risks set out in the Company’s public documents filed on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Except where required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

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